UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report:	Commission File Number:
September 22, 2010	001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

INTRODUCTION

This report on Form 6-K is comprised of unaudited interim financial statements for DJSP Enterprises, Inc. as of June 30, 2010 and December 31, 2009 and for the six months ended June 30, 2010 and June 30, 2009, together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" for such periods.

CERTAIN INFORMATION

In this Form 6-K (the “Report”), unless otherwise indicated, “we,” “us,” “our,” “DJSP”, and “the Company” refers to DJSP Enterprises, Inc. (f/k/a Chardan 2008 China Acquisition Corp.), a British Virgin Islands company limited by shares, and its subsidiaries subsequent to the Transaction referred to below.  Unless the context indicates otherwise, all references to “DAL” in this Report refer to DAL Group, LLC, a subsidiary of the Company and the entity through which the operating businesses are held, and its subsidiaries, including DJS Processing, LLC (“DJS LLC”), Professional Title and Abstract Company of Florida, LLC (“PTA LLC”), and Default Servicing, LLC (“DS LLC”).  The “Transaction” refers to the acquisition by the Company of a controlling interest in DAL; this transaction was consummated on January 15, 2010.

Overview

DJSP Enterprises, Inc. is a holding company whose primary business operations are conducted through three wholly owned subsidiaries of DAL, DJS Processing, LLC, Professional Title and Abstract Company of Florida LLC, and Default Servicing LLC. DJSP holds a controlling interest in DAL.   DAL, through its operating subsidiaries, provides non-legal services supporting residential real estate foreclosure, other related legal actions and lender owned real estate (“REO”) services, primarily in Florida.

We were incorporated in the British Virgin Islands on February 19, 2008 under the name “Chardan 2008 China Acquisition Corp.” (“Chardan”) as a blank check company for the purpose of acquiring, engaging in a merger or share exchange with, purchasing all or substantially all of the assets of, or engaging in a contractual control arrangement or any other similar transaction with an unidentified operating business which has its principal business and/or material operations in China.  When the global financial crisis occurred soon after the completion of Chardan’s initial public offering in August 2008, Chardan’s management believed that US equity markets would be less receptive to a transaction with a Chinese company. For that reason, when the opportunity to engage in a transaction with DAL arose in early 2009, management considered it to be the best of the opportunities available and decided to pursue it.

On January 15, 2010, Chardan acquired a controlling interest in DAL in exchange for $64.8 million in cash and the assumption by DAL of approximately $3.4 million in DJSP Enterprises, Inc. expenses (the “Transaction”).  In particular, Chardan acquired 10,663,866 DAL Common Units and warrants to acquire 11,441,666 Common Units (the “DAL Warrants”).

Concurrently with the Transaction, David J. Stern (“Mr. Stern”), DJS Processing Division (“DJS Processing”) of the Law Offices of David J. Stern, P.A. (“the Law Firm”), Professional Title and Abstract Company of Florida, Inc. (“PTA”) and Default Servicing, Inc. (“DSI”) transferred all of their non-legal business and assets to DJS LLC, PTA LLC and DS LLC, respectively.   Mr. Stern, DJS Processing, PTA and DSI (the “Stern Contributors”) then transferred all of their ownership interests in DJS LLC, PTA LLC and DS LLC to DAL.  In consideration for their contribution of their ownership interests in DJS LLC, PTA LLC and DS LLC to DAL, the Stern Contributors received from DAL the following: (i) $58,700,000 in cash; (ii) $52,469,000 in a promissory note issued by DAL to David J. Stern (the “Sellers Note Payable”); (iii) 1,200,000 DAL Common Units; (iv) 1,666,667 DAL Series A Preferred Units; (v) 3,133,333 DAL Series B Preferred Units; and (vi) the right to receive $35,000,000 in post-closing cash.

As a result of the Transaction, DAL acquired membership interests in the three limited liability companies (DJS LLC, PTA LLC and DS LLC) that together constitute a provider of non-legal residential mortgage foreclosure processing and other services, principally in the state of Florida. DAL did not acquire any portion of such companies that involves the provision of legal services.

FlatWorld Capital, LLC (“FlatWorld Capital”) had entered into a letter of intent dated July 16, 2008 with the Stern Contributors, which was subsequently revised and extended on October 28, 2008 (the “Revised LOI”), to acquire the businesses transferred by the Stern Contributors in connection with the Transaction.  The revised LOI was subsequently contributed to DAL by FlatWorld Capital.  FlatWorld Capital contacted Chardan to provide the equity financing required to complete the Transaction.  As a condition to FlatWorld Capital introducing Chardan to the Stern Contributors, FlatWorld Capital and Chardan entered into an agreement that precluded Chardan from pursuing a transaction with the Stern Contributors without the participation of FlatWorld Capital and its affiliates.  Because of the mutual interest of FlatWorld Capital and Chardan in pursuing a transaction with the Stern Contributors, such parties agreed to conduct the Transaction with the Stern Contributors through FlatWorld Capital’s affiliate, DAL, which then held the Revised LOI.  Prior to the Transaction, DAL was owned by various affiliates of FlatWorld Capital and Jeffrey A. Valenty ("Valenty").  Immediately prior to the Transaction, DAL was owned by FlatWorld DAL LLC (“FlatWorld”) and Fortuna Capital Partners, LP (“Fortuna”), both of which were beneficially owned in their entirety by FlatWorld Capital and Valenty.  DAL was a non-operating company and had never operated a business prior to the Transaction.

           Following the Transaction, the existing members of DAL, FlatWorld and Fortuna, held (i) an aggregate of 1,500,000 Common Units of DAL; and (ii) an aggregate of 766,667 Series B Preferred Units in DAL. Immediately following the closing of the Transaction, Fortuna transferred its membership interest in DAL to FlatWorld; FlatWorld then immediately transferred its resulting membership interest, 60% to Nagina Partners LLC (“Nagina”) and 40% to Valenty. Nagina is beneficially owned by a Board member of FlatWorld Capital.

Our public shareholders approved the Transaction at an extraordinary general meeting of shareholders held on January 11, 2010.  At that meeting, more than 50% of the shareholders approved the Transaction and fewer than 35% of our public shareholders voted against the Transaction and elected to redeem their shares, which complied with the voting requirements specified in our organizational documents.  In connection with the Transaction, we changed our name from “Chardan 2008 China Acquisition Corp.” to “DJSP Enterprises, Inc.”

Concurrently with the Transaction, we consummated a private placement of 1,500,000 of our common shares for aggregate proceeds of $10,500,000, which proceeds formed a part of the Transaction consideration.

DJSP ENTERPRISES, INC.

INDEX TO UNAUDITED FINANCIAL STATEMENTS

DJSP Enterprises, Inc.

Unaudited Interim Financial Statements as of June 30, 2010 and December 31, 2009 and for the Six Months Ended June 30, 2010 and June 30, 2009
Condensed Consolidated Balance Sheets	F-2
Condensed Consolidated Statements of Operations	F-3
Condensed Consolidated Statements of Cash Flows	F-4
Condensed Consolidated Statement of Shareholders’ Equity	F-5
Notes to Consolidated Financial Statements	F-6
Management Discussion and Analysis	4

DJSP ENTERPRISES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	(unaudited)
	June 30,	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$6,133	$763
Accounts receivable:
Client reimbursed costs	3,198	6,047
Fee income, net	24,510	15,637
Unbilled receivables	6,738	10,592
Total related party accounts receivable	34,446	32,276
Fee income receivable, net	498	798
Total accounts receivable, net	34,944	33,074
Prepaid expenses and other current assets	463	87
Total current assets	41,540	33,924
Property and equipment, net	5,128	4,692
Total assets	46,668	38,616

Liabilities
Current liabilities:
Line of credit	14,930	10,656
Accounts payable	4,671	1,506
Income taxes payable	2,199	-
Accounts payable - client reimbursed costs	3,198	6,047
Deferral notes payable	3,000	-
Accrued compensation	3,902	1,863
Accrued expenses and other current liabilities	930	1,857
Note payable	-	2,307
Total current liabilities	32,830	24,236
Senior note payable	35,000	-
Sellers note payable	47,869	-
Deferral notes payable	6,850	-
Equipment note payable	2,000	-
Deferred rent	1,150	1,098
Other liabilities	520	262
Total liabilities	126,219	25,596
Shareholders' equity
Common Stock - $0.0001 par value; 60,000,000 authorized,
10,663,866 and 9,166,666 shares issued and outstanding at
June 30, 2010 and December 31, 2009, respectively	1	1
Additional paid-in-capital	36,543	8,671
Retained earnings (deficit)	(86,785)	4,348
Total DJSP Enterprises, Inc. equity (deficit)	(50,241)	13,020
Noncontrolling interest	(29,310)	-
Total equity (deficit)	(79,551)	13,020
Total liabilities and shareholders’ equity	$46,668	$38,616

The accompanying notes are an integral part of these consolidated financial statements.

DJSP ENTERPRISES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)
(Unaudited)

	Six months ended
	June 30,
	2010	2009
Revenue:
Fee income, related party
Foreclosure	$36,213	$36,002
Title	5,170	9,875
Closing	6,152	3,758
Bankruptcy	1,752	1,907
Eviction	1,247	897
Litigation/Monitor	427	324
Deed in Lieu	227	-
Mediation	467	-
Fee Income, third party
REO liquidation	6,488	4,872
Title	1,568	3,334
Total fee income	59,711	60,969
Client costs, related party	67,980	55,797
Total revenue	127,691	116,766
Operating expenses:
Client costs, related party	67,980	55,797
Compensation related expenses	25,126	22,825
General and administrative	13,511	10,179
Depreciation	806	510
Total operating expenses	107,423	89,311

Income from operations	20,268	27,455

Non-operating expense:
Interest expense	1,196	-
Income before income taxes	19,072	27,455

Income taxes	4,892	-

Net income	14,180	27,455
Less: Net income attributable to noncontrolling interest	6,394	-
Net income attributable to DJSP Enterprises, Inc.	$7,786	$27,455

Earnings per share
Basic	$0.73	$3.00
Diluted	$0.65	$2.24
Weighted Average number of shares outstanding
Basic	10,663,866	9,166,666
Diluted	21,659,084	12,276,574

The accompanying notes are an integral part of these consolidated financial statements.

DJSP ENTERPRISES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share amounts)
(Unaudited)

	Six months ended
	June 30,
	2010	2009
Cash flows from operating activities:
Net income	$14,180	$27,455
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	806	510
Stock-based compensation expense	592	-
Tax effect of stock-based compensation	(228)	-
(Increase) decrease in accounts receivable	(1,870)	11,186
Increase in prepaid expenses and other current assets	(437)	(87)
Decrease in accounts payable – client reimbursed costs	(2,848)	(13,081)
Increase in accounts payable	3,166	540
Decrease in accrued expenses	(808)	(277)
Increase in accrued compensation	2,370	68
Increase in income taxes	2,199	-
(Decrease) increase in other liabilities	(61)	80
Cash paid for liabilities at Transaction	(2,288)	-
Net cash provided by operating activities	14,773	26,394
Cash flows from investing activities:
Purchase of property and equipment	(1,242)	(1,456)
Net cash flow used in investing activities	(1,242)	(1,456)
Cash flows from financing activities:
Proceeds from line of credit, net of payment of debt	4,274	9,500
Payment on debt, note payable	(2,307)	-
Principal payments on capital lease obligations	(162)	(45)
Principal payments on deferral notes	(18,289)	-
Cash paid to shareholders at transaction	(56,541)	(33,014)
Proceeds from initial financing activities	64,864	-
Net cash flow used in financing activities	(8,161)	(23,559)

Net change in cash and cash equivalents	5,370	1,379
Cash and cash equivalents, beginning of period	763	1,428
Cash and cash equivalents, end of period	$6,133	$2,806

Supplemental Schedule of noncash investing activities
Acquisition of property and equipment through capital lease obligation	(94)	-
Supplemental Schedule of noncash financing activities
Senior note payable	35,000	-
Due to related party-Stern deferral note	52,469	-
Deferral notes payable	22,439	-

The accompanying notes are an integral part of these consolidated financial statements

DJSP ENTERPRISES, INC.
CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(in thousands, except per share amounts)
(Unaudited)

	Common stock $.0001 par	Par	Additional paid-in-capital	Retained earnings (deficit)	Total shareholder's equity

Balance December 31, 2009	9,163,866	$1	$8,671	$4,348	$13,020
Shares issued at 1/15/2010 transaction	1,500,000	-	10,500	-	10,500
Net income	-	-	-	14,180	14,180
Paid-in-capital from 1/15/2010 transaction	-	-	36,885	-	36,885
Stock-based compensation expense	-	-	592	-	592
Related party distributions	-	-	-	(154,728)	(154,728)
Balance at June 30, 2010	10,663,866	1	56,648	(136,200)	(79,551)
Noncontrolling interest	-	-	20,105	(49,415)	(29,310)
Total DJSP Enterprises, Inc.'s equity (deficit) as of June 30, 2010	10,663,866	$1	$36,543	$(86,785)	$(50,241)

The accompanying notes are an integral part of these consolidated financial statements

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:  DJSP Enterprises, Inc. f/k/a Chardan 2008 China Acquisition Corp. (“DJSP”, “we,” “us”, “our” or “the Company”) is a holding company whose primary business operations are conducted through three wholly owned subsidiaries of DAL Group, LLC (“DAL”), a company in which DJSP holds a controlling interest. These subsidiaries are DJS Processing, LLC (“DJS LLC”), Professional Title and Abstract Company of Florida LLC (“PTA LLC”), and Default Servicing LLC (“DS LLC”).   DAL, as a result of the transaction described in Note 2, acquired membership interests in the three limited liability companies that together constitute a provider of non-legal residential mortgage foreclosure processing and other services, principally in the state of Florida. DAL did not acquire any portion of such companies that involves the provision of legal services. Each of DJS LLC, PTA LLC and DS LLC were formed in Delaware on September 15, 2009 for the specific purpose of receiving the contribution of the assets used in providing non-legal services from businesses founded by David J. Stern (i.e. Stern Holding Company – PT, Inc. (f/k/a Professional Title and Abstract Company of Florida, Inc.) (“PTA”), Stern Holding Company – DS, Inc. (f/k/a Default Servicing, Inc.) (“DSI”) and DJS Processing Division (“DJS Processing”) of the Law Offices of David J. Stern, P.A. (“the Law Firm”)).

Basis of Financial Statement Presentation:  These consolidated financial statements represent the consolidated data as of June 30, 2010 and for the six months ended June 30, 2010. The combined financial statements for the six months ended June 30, 2009 represent the combined carve out financial statements of DJS Processing, PTA and DSI prior to the transaction described in Note 2. Additionally, the financial data for the period of January 1, 2010 through January 15, 2010, which is included in the operations for the six months ended June 30, 2010, represent the combined carve out financial statements of DJS Processing, PTA and DSI prior to the transaction described in Note 2. The combined carve out balance sheet at December 31, 2009 has been derived from audited financial statements at that date. The condensed consolidated interim financial statements as of June 30, 2010 and for the six month period ended June 30, 2010 (also referred to as “the second quarter of 2010”) and June 30, 2009 (also referred to as “the second quarter of 2009”) are unaudited. These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial statements. The interim consolidated financial information contained herein does not represent a full year and is not audited; it reflects all adjustments (consisting of only normal recurring items) which are, in the opinion of management, necessary to provide a fair presentation of our financial position, results of operations and cash flows for the periods presented.

The accompanying unaudited condensed consolidated interim financial statements include the accounts of the Company and its majority ownership interests in DAL. The Company accounts for the percentage interests in DAL that it does not own as noncontrolling interest.

These interim results are not necessarily indicative of the results that should be expected for the full year. For a better understanding of DJSP Enterprises, Inc. and its condensed consolidated financial statements, we recommend reading these condensed interim financial statements in conjunction with the audited financial statements for the year ended December 31, 2009.

Principles of Consolidation:  The consolidated financial statements include DAL and its wholly owned subsidiaries, DJS LLC, PTA LLC and DS LLC. DJSP Enterprises, Inc. owns a majority interest in DAL. Intercompany transactions and balances are eliminated in consolidation. We provide services through our offices in Florida, Kentucky, Puerto Rico and the Philippines.

Use of Estimates:  The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: We maintain our cash and cash equivalents in bank depository accounts which, at times, exceed federally-insured limits. We have not experienced any losses in such accounts. We consider all highly liquid securities purchased with original maturities of three months or less to be cash equivalents. The carrying value of the cash equivalents approximates fair value.

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1. Nature of Business and Significant Accounting Policies – (continued)

Fee Income Recognition:  Substantially all of the DJS LLC’s and PTA LLC’s revenues are generated from services rendered to the clients of the Law Firm. For DJS LLC and the majority of PTA LLC receivables are generated from the Law Firm for foreclosure and related services, at the time the Law Firm bills its clients. PTA LLC has additional third party clients for which it performs title services which are billed directly to the client. DS LLC has one client which is not the Law Firm for REO liquidation services.

The estimated average file processing time for all foreclosure files, except cases that are fully litigated, ranges from 231 to 278 days as of June 30, 2010. This analysis is reviewed at least annually as the average number of days is subject to change. The fee income for foreclosure processing is recognized utilizing the proportional performance method during the file processing period, which was 240 days for the six months ended June 30, 2010, based on the completion of various processing phases. DJS LLC bills the Law Firm for services performed and recognizes revenue for services performed but not yet billed as unbilled receivables at the end of each reporting period.

Revenue related to types of services other than foreclosure is recognized using the completed performance method. Revenue is recognized once the services are performed and the Company has no further fulfillment responsibilities related to these services.

The per-file fee negotiated between DJS LLC and the Law Firm is based on negotiations between related parties. The per-file fees or the level of profitability achieved might not be the same if the fees had been negotiated between unrelated entities. See the discussion regarding expense allocations later in this Note 1.

Property and Equipment: Property and equipment are recorded at cost less accumulated depreciation. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation for equipment is provided using the straight-line method over the following estimated useful lives of the individual assets:
Years
Office and computer equipment	3-5
Furniture and fixtures	5-7
Telephone equipment	5-7
Leasehold improvements	5-7
Software	3

Client Costs:  Certain costs incurred on behalf of the Law Firm are billed to and reimbursed by the Law Firm’s clients. Our incurrence of these costs is included in operating expenses and reimbursements from the Law Firm and are included in total revenue, in equal amounts, in the accompanying statements of operations.

Basis for Expense Allocations:  During the year ended December 31, 2009 and the period from January 1, 2010 to January 15, 2010, management allocated certain expenses of the Law Firm to us based on its estimate of expenses we would have incurred on a stand-alone basis; however, these expenses may not represent our expenses on a stand-alone basis and  the allocations may not be fully inclusive of the functions necessary for us to operate on a stand-alone basis. The amount of operating expenses allocated on a direct basis was $1,600,000 for the period from January 1, 2010 through January 15, 2010 and $36,300,000 for the six months ended June 30, 2009. The major expense categories not allocated on a direct basis totaled $1,800,000 for the period from January 1, 2010 through January 15, 2010 and $10,800,000 for the six months ended June 30, 2009. The following is a summary of the major expense categories for the 15 days ended January 15, 2010 and six months ended June 30, 2009, and the methodology used to allocate such expenses:

•
Certain executive officers of the Law Firm are substantially involved with our operations.  Their salaries, bonuses, payroll taxes and related auto, travel, meals, entertainment and professional expenses were allocated to us based on the estimated percentage of time the executive officers spent on our activities.

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

•
Employee benefits, including health insurance, pension/profit sharing, workers’ compensation, incentives and training, were allocated based on the number of employees specifically assigned to us  in relation to the total number of employees of the Law Firm (the “employee ratio method”).

•	Equipment lease expense was allocated based on the employee ratio method.

•	Certain facilities lease expenses were allocated based on the ratio of our employees utilizing such space, to the total employees of the Law Firm.

•	Depreciation was computed based on the equipment and leasehold improvements we utilized.

•	Advertising, marketing and professional fees were allocated based on the estimated percentages that apply to our business activities.

•	Postage and delivery was allocated based on the employee ratio method.

•	All other general and administrative expenses were allocated based on the employee ratio method.

Earnings per share: Basic earnings per common share is computed by dividing net income/loss attributable to DJSP Enterprises, Inc. applicable to the common stock holder by the weighted average number of common shares outstanding for the period. Earnings per share of common stock, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in our net income, except where the results would be antidilutive. We use the treasury stock method to calculate potentially dilutive shares, as if they were converted into common stock at the beginning of the period. Refer to Note 13 for the Earnings Per Share Calculation as of June 30, 2010.

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1. Nature of Business and Significant Accounting Policies – (continued)

Recently Adopted Accounting Pronouncements:  We adopted accounting and reporting guidance related to noncontrolling interests in subsidiaries (previously referred to as minority interests). Among other things, the guidance clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported within equity in the consolidated financial statements. Accordingly, the noncontrolling interest in DAL is displayed as a component of equity as of and for the period ended June 30, 2010.

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 2. The Transaction

On January 15, 2010, Chardan acquired a controlling interest in DAL in exchange for $64.8 million in cash and the assumption by DAL of approximately $3.4 million in DJSP Enterprises, Inc. expenses (the “Transaction”).  In particular, Chardan acquired 10,663,866 DAL Common Units and warrants to acquire 11,441,666 Common Units (the “DAL Warrants”). Concurrently with the Transaction, we consummated a private placement of 1,500,000 of our common shares for aggregate proceeds of $10,500,000, which proceeds formed a part of the Transaction consideration.

Concurrently with the Transaction, David J. Stern (“Mr. Stern”), DJS Processing Division (“DJS Processing”) of the Law Offices of David J. Stern, P.A. (“the Law Firm”), Professional Title and Abstract Company of Florida, Inc. (“PTA”) and Default Servicing, Inc. (“DSI”) transferred all of their non-legal business and assets to DJS LLC, PTA LLC and DS LLC, respectively.   Mr. Stern, DJS Processing, PTA and DSI (the “Stern Contributors”) then transferred all of their ownership interests in DJS LLC, PTA LLC and DS LLC to DAL.  In consideration for their contribution of their ownership interests in DJS LLC, PTA LLC and DS LLC to DAL, the Stern Contributors received from DAL the following: (i) $58,700,000 in cash; (ii) $52,469,000 in a promissory note issued by DAL to David J. Stern (the “Sellers Note Payable”); (iii) 1,200,000 DAL Common Units; (iv) 1,666,667 DAL Series A Preferred Units; (v) 3,133,333 DAL Series B Preferred Units; and (vi) the right to receive $35,000,000 in post-closing cash.

As a result of the Transaction, DAL acquired membership interests in the three limited liability companies (DJS LLC, PTA LLC and DS LLC) that together constitute a provider of non-legal residential mortgage foreclosure processing and other services, principally in the state of Florida. DAL did not acquire any portion of such companies that involves the provision of legal services.

FlatWorld Capital, LLC (“FlatWorld Capital”) had entered into a letter of intent dated July 16, 2008 with the Stern Contributors, which was subsequently revised and extended on October 28, 2008 (the “Revised LOI”), to acquire the businesses transferred by the Stern Contributors in connection with the Transaction.  The revised LOI was subsequently contributed to DAL by FlatWorld Capital.  FlatWorld Capital contacted Chardan to provide the equity financing required to complete the Transaction.  As a condition to FlatWorld Capital introducing Chardan to the Stern Contributors, FlatWorld Capital and DJSP Enterprises, Inc. entered into an agreement that precluded Chardan from pursuing a transaction with the Stern Contributors without the participation of FlatWorld Capital and its affiliates.  Because of the mutual interest of FlatWorld Capital and Chardan in pursuing a transaction with the Stern Contributors, such parties agreed to conduct the Transaction with the Stern Contributors through FlatWorld Capital’s affiliate, DAL, which then held the Revised LOI.  Prior to the Transaction, DAL was owned by various affiliates of FlatWorld Capital and Jeffrey A. Valenty ("Valenty").  Immediately prior to the Transaction, DAL was owned by FlatWorld DAL LLC (“FlatWorld”) and Fortuna Capital Partners, LP (“Fortuna”), both of which were beneficially owned in their entirety by FlatWorld Capital and Valenty.  DAL was a non-operating company and had never operated a business prior to the Transaction.

           Prior to the Transaction, the existing members of DAL, FlatWorld and Fortuna, held (i) an aggregate of 1,500,000 Common Units of DAL; and (ii) an aggregate of 766,667 Series B Preferred Units in DAL. Immediately following the closing of the Transaction, Fortuna transferred its membership interest in DAL to FlatWorld; FlatWorld then immediately transferred its resulting membership interest, 60% to Nagina Partners LLC (“Nagina”) and 40% to Valenty. Nagina is beneficially owned by a Board member of FlatWorld Capital.

Our public shareholders approved the Transaction at an extraordinary general meeting of shareholders held on January 11, 2010.  At that meeting, more than 50% of the shareholders approved the Transaction and fewer than 35% of our public shareholders voted against the Transaction and elected to redeem their shares, which complied with the voting requirements specified in our organizational documents.  In connection with the Transaction, we changed our name from “Chardan 2008 China Acquisition Corp.” to “DJSP Enterprises, Inc.”

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The Transaction was accounted for as a reverse recapitalization. This occurred as DJS LLC, PTA LLC and DS LLC, private operating companies, were acquired by a non-operating public shell corporation, DJSP Enterprises, Inc. where the shareholders of the operating companies obtained the majority of the shares of DJSP Enterprises, Inc. upon completion of the acquisition. The owners and management of the private companies, therefore, have effective voting and operating control of the combined entity. A shell company is one which has no or nominal operations and either has no or nominal assets, assets consisting of cash and cash equivalents or assets consisting of any amount of cash and cash equivalents and nominal other assets. The accounting for a reverse recapitalization is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets are recorded. As DJS LLC, PTA LLC and DS LLC were private operating companies prior to the Transaction date; the historical data presented in these financial statements for the year 2009 represent the combined financial statements of those three entities, whereas current data reflects the consolidated entity of the Company.

Transaction Related Agreements

As a result of the Transaction, the parties involved entered into agreements as described below and other related party agreements as described in Note 11 of these financial statements.

FlatWorld Consulting LLC and Chardan Capital Markets, LLC Consulting Agreements

DAL and FlatWorld Consulting LLC, Nagina, Valenty, FlatWorld Capital, FlatWorld and Fortuna, entered into an agreement to provide ongoing consulting services to DAL for three years following the first anniversary after the closing of the acquisition (the “Management Services Term”). FlatWorld Consulting LLC will be paid a monthly amount of $111,111 during the Management Services Term. In addition, DAL will pay FlatWorld Consulting LLC a 2% acquisition fee based on the total enterprise value of any acquisition made by DAL post-closing for which FlatWorld has acted as a financial intermediary. The agreement provides for FlatWorld Consulting LLC to provide DAL with management consulting services consistent with those services generally performed by middle-market private equity firms for their portfolio companies, as DAL may reasonably request from time to time. Such services could include advising DAL regarding acquisition strategy, potential acquisition candidates, financing strategy, business development and growth strategy, and specific growth and strategic operational initiatives. Beginning in January 2011, Chardan Capital, LLC will receive $40,000 per month under a management consulting agreement with DAL for consulting services.

Chardan Capital Markets Note

Chardan Capital Markets, LLC, then an affiliate of the Company, acted as placement agent for the Private Placement that closed in conjunction with the acquisition. Chardan Capital Markets, LLC received a placement fee of $500,000 in connection with the financing, of which $250,000 was deferred and paid via promissory note made by DAL in favor of Chardan Capital Markets, LLC (the “Chardan Capital Markets Note”). The Chardan Capital Markets Note has a 5% interest rate and is due in full on the earlier of the one year anniversary of the payment in full of the Seller’s Note Payable or twenty-four (24) months after the closing of the Transaction. Chardan Capital Markets, LLC will receive monthly payments beginning on the first day of each month following the date that the Seller’s Note Payable is paid in full.

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 2. The Transaction – (continued)

DAL Common and Preferred Units

In connection with the Transaction, we acquired 10,663,866 DAL Common Units, the Stern Contributors acquired 1,200,000 DAL Common Units, 1,666,667 DAL Series A Preferred Units and 3,133,333 DAL Series B Preferred Units, Nagina acquired 900,000 DAL Common Units and 460,000 DAL Series B Preferred Units and Valenty acquired 600,000 DAL Common Units and 306,667 DAL Series B Preferred Units.

Under the terms of the various agreements governing the Transaction, the Stern Contributors, Nagina and Valenty have the right to convert their DAL Common Units (including those issued upon the conversion of the DAL Series B Preferred Units) and any DAL Series A Preferred Units, as discussed later in this Note 2, into our corresponding securities at any time after the first anniversary of the closing of the Transaction on a one-for-one basis.  Under the Registration Rights Agreement dated January 15, 2010 (the “Transaction Registration Rights Agreement”), we  registered our common shares that were issuable upon the conversion of the DAL Common Units and DAL Series A Preferred Units on June 3rd, 2010.  In addition, the holders of those securities may demand that we file up to two registration statements registering their common shares for resale.

DAL issued 1,666,667 Series A Preferred Units in connection with the Transaction. The Series A Preferred Units are convertible into DAL Common Units at the option of the holder on a one-for-one basis.  They vote with the DAL Common Units on an as converted basis, have a $15.00 per unit non-participating liquidation preference and participate pro rata with the DAL Common Units in all non-liquidating distributions. They are also exchangeable for the Company’s Series A Preferred Shares on a one-for-one basis.

DAL Group LLC issued 3,900,000 Series B Preferred Units in connection with the Transaction. The Series B Preferred Units are automatically exchangeable on a one-for-one basis for common units of DAL Group LLC if our share price reaches certain thresholds. Once converted into common units of DAL Group LLC, beginning January 15, 2011, and once certain conditions are met, the common units will be convertible into our common shares.

The Series B Preferred Units were issued in five subclasses (Series B-1 through Series B-5). There are no outstanding Series B-1 and B-2 units held as of June 30, 2010 as those classes of units converted to DAL common units as of March 23, 2010 and May 3, 2010 respectively. All Series B-3, B-4 and B-5 Preferred Units remain outstanding as of June 30, 2010. The issuance of the remaining Series B units by DAL to the Stern Contributors and Existing Members will expire unless the below closing share price targets for our common shares are met for at least 10 out of 30 consecutive trading days prior to January 15, 2015:

Subclass	Conversion	Closing Price	Number of Units
Series B Preferred	1	$10.00	750,000
Series B Preferred	2	$12.50	750,000
Series B Preferred	3	$15.00	800,000
Series B Preferred	4	$17.50	800,000
Series B Preferred	5	$20.00	800,000
Total			3,900,000

In the event that there is a change in control of the Company or DAL prior to January 15, 2015, if any subclass of DAL Series B Preferred has not previously converted, it will convert upon closing of such a transaction if the per share consideration received by our common shareholders in the transaction equals or exceeds the price target for such subclass. The DAL Series B Preferred Units have no rights other than the right to receive our shares in exchange for such units.

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

 Any DAL Series B Preferred Units that have not converted by January 15, 2015 will no longer carry the right to convert, and each DAL Series B Preferred Unit not converted by then may be repurchased by DAL for $0.001 per unit.

Preferred Shares

We are authorized to issue 5,000,000 preferred shares at a par value of $0.0001.  We have designated 1,666,667 of our authorized preferred shares as Series A Preferred Shares. The Series A preferred shares are exchangeable on a one-for-one basis with the DAL Series A Preferred Units. The Series A Preferred Shares, when issued, will entitle the holder to have a non-participating liquidation preference of $15.00 per share. In addition, they vote on an as-converted basis with our common shares, participate in non-liquidating distributions with common shares and are convertible at the option of the holder into common shares on a one-for-one basis.  No Series A Preferred Shares are currently outstanding.

Tax Indemnification Agreements

The structure of the Transaction as described is designed to provide FlatWorld and the Stern Contributors with certain tax benefits.  As a result of the adopted structure, we may, under certain circumstances, incur adverse tax consequences.  In consideration for our willingness to utilize the structure used in the Transaction, the Stern Contributors, FlatWorld, FlatWorld Capital and Valenty have agreed to indemnify and protect us against certain adverse tax consequences, should they occur, under three separate tax indemnification agreements (collectively, the “Tax Indemnification Agreements”).  The Tax Indemnification Agreements pertain only to specified circumstances and are subject to a limit of $8,500,000 in the case of the Stern Contributors and $1,750,000 in the case of FlatWorld, FlatWorld Capital and Valenty. These agreements are in effect until the statute of limitations for the tax year of the Transaction will expire, which is estimated to be approximately the third quarter of 2014.

Note 3. Property and Equipment

Property and equipment as of June 30, 2010 and December 31, 2009 consists of the following:

(in thousands)	June 30 2010	December 31, 2009
Office equipment	$3,062	$2,864
Furniture and fixtures	2,796	2,591
Leasehold improvements	897	546
Total	6,755	6,001
Accumulated depreciation	(1,627)	(1,309)
	$5,128	$4,692

Office equipment includes equipment and leasehold improvements that were acquired under capital leases. Amortization of equipment acquired under capital leases is included in depreciation expense. The equipment and the related liability under the capital leases were recorded based on the present value of future payments due under the leases, at implied discount rates based on the fair market value of the related office equipment.

The following equipment included in office equipment and leasehold improvements was acquired under capital leases:

(in thousands)	June 30, 2010	December 31, 2009
Office equipment	$1,331	$1,135
Less accumulated amortization	(945)	(688)
Office equipment under capital leases, net	$386	$447

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 4. Employee Benefit Plan

DJS LLC, PTA LLC and DS LLC participate in the 401(k) plan currently sponsored by the Law Firm. Employees may contribute up to 100% of their eligible pay, subject to statutory limits. After one year of employment and at the beginning of the first calendar quarter thereafter, employees are eligible to receive discretionary matching contributions of up to 4% of eligible compensation, and, if the employee has also completed 1,000 hours of service for the applicable plan year, discretionary profit sharing contributions. Employees vest in employer matching and profit-sharing contributions over six years. Included in these condensed consolidated financial statements are employer contributions to the plan of approximately $47,000 and $31,000 for the six months ended June 30, 2010 and 2009, respectively.

Per the Law Offices of David J. Stern, P.A., 401(k) Plan Cost Sharing Agreement, the administrative costs for such 401(k) plan will be shared by the Law Firm, DJS LLC, PTA LLC and DS LLC in proportion to the number of employees for the applicable employer. The fees for administration of the 401(k) plan will be billed to the Law Firm and the Law Firm will seek reimbursement from each of DJS LLC, PTA LLC and DS LLC.

Note 5. Contingencies

We are subject to legal claims in the ordinary course of business. In the opinion of management, the amount of potential liability, if any, is not likely to have a material adverse effect on our business, financial condition, results of operations or liquidity. However, as the outcome of any pending or threatened litigation or other legal claims is difficult to predict, significant changes in our exposure could occur.

Since the acquisition of a company outside of China was not contemplated in the initial public offering, stockholders may have securities law claims against us for rescission (under which a successful claimant has the right to receive the total amount paid for his or her shares pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the shares, in exchange for surrender of the shares) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of the security). Holders of such claims, who may include all stockholders who own shares issued in our initial public offering, might seek to have us satisfy the claims. Management believes that shareholder claims for rescission or damages are remote. As such, we have not recorded a liability for such possible rescission. We cannot definitively predict whether stockholders will bring such claims, how many might bring them or the extent to which they might be successful.

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 6. Debt

Short term debt originated as a result of the Transaction described in Note 2, which is a combination of notes payable to various parties. The original notes had a total aggregate amount of $15,600,000 relating to a senior financing facility entered into in connection with the Transaction. The notes had an interest rate of 15% per annum and maturity date of January 15, 2011. As of June 30, 2010 these notes have been paid down to $3,000,000 with only three remaining debtors of whom two are related parties, and a weighted average interest rate of 5.0% at June 30, 2010 due to a rate change on June 1, 2010 from 15% to 3% for two of the remaining three outstanding notes. The notes relating to the interest rate reduction were notes held by our related parties. The debt relating to the line of credit is described in Note 9 below. The weighted average interest rate of all interest bearing debt, short term and long term at June 30, 2010 was 2.87%.

Long-term debt includes the Seller’s Note Payable issued to Mr. Stern at the closing of the Transaction in the amount of $52,469,000 which has an interest rate of 3.0% per annum and a maturity date of January 15, 2013. There have been $4,600,000 in principal payments as of June 30, 2010 leaving a remaining balance of $47,869,000 as of June 30, 2010. As a result of the Transaction, the Stern Contributors have a right to receive $35,000,000 in post-closing cash. The post-closing cash must be paid in full no later than the fifth anniversary of the closing of the Transaction. The principal source of the funds to pay the post-closing cash will be approximately 90% of the proceeds from the required exercise of the DAL Warrants discussed in Note 12 not used to satisfy the Seller’s Note Payable, with the balance of such proceeds being used to meet obligations owed to FlatWorld and Chardan Capital, LLC as discussed below.  Once these warrants are called, $35,000,000 in proceeds will go to DJSP Enterprises, Inc. which in turn is obligated to pay DAL the $35,000,000 which subsequently is obligated to pay the Stern Contributors the $35,000,000. If the warrants are not called and if the $35,000,000 is not paid in full by the six-month anniversary of the closing of the Transaction (July 15, 2010), then DAL is required to pay 89.74% of its Net EBITDA which includes a reduction for debt service requirements of the Bank of America line of credit (discussed in Note 8), income taxes, and the Seller’s Note Payable, to the Stern Contributors on a monthly basis, beginning with August 2010.  See Note 15 for subsequent event surrounding this debt. This EBITDA payment is contingent upon the payoff of the Seller’s Note Payable which takes precedence over the payment of this debt. Also as a result of the Transaction, we issued deferral notes in the aggregate amount of $1,850,000 relating to various payments to different parties including a note for $1,100,000 relating to deferred compensation issued to the underwriters of our initial public offering, a note in the amount of $500,000 relating to certain deferred fees we owe to Rodman & Renshaw, LLC, and a note in the amount of $250,000 relating to deferred fees we owe to Chardan Capital Markets, LLC. These deferral notes have an interest rate of 5% per annum payable quarterly and mature upon the earlier of (i) the one year anniversary of the repayment of the Seller’s Note Payable, or (ii) January 15, 2012.

In connection with the Transaction, we have agreed  to pay FlatWorld $2,000,000 (the “FlatWorld Warrant Proceeds”), and another $1,000,000 upon the earlier of the first anniversary after the Stern Note has been paid in full or 24 months (January 15, 2012) after the closing of the Transaction (the “FlatWorld Additional Warrant Proceeds”). The principal source of the funds to pay the FlatWorld Warrant Proceeds will be approximately 5% of the proceeds from the exercise of the DAL Warrants not used to satisfy the Seller’s Note Payable or the lenders pursuant to the terms of the line of credit. Therefore, the payments of the FlatWorld Warrant Proceeds are contingent upon the exercise of the warrants and the payoff of the Seller’s Note Payable and thus have no specific due date. If the FlatWorld Warrant Proceeds are not paid in full by the six month anniversary of the closing of the Transaction, FlatWorld is also entitled to receive approximately 5% of DAL’s Designated Free Cash Flow until the FlatWorld Warrant Proceeds are paid in full, after the Seller’s Note Payable has been paid in full. Commencing on the closing of the Transaction, a finance charge of 5% per annum on the unpaid principal balance of the $1,000,000 FlatWorld Additional Warrant Proceeds shall be added to the additional outstanding unpaid balance until such amount is paid in full. If any amount to be paid to FlatWorld for the FlatWorld Additional Warrant Proceeds is paid more than three days late, the finance charge will increase to 8% per annum. The finance charge is payable quarterly, in arrears, commencing on April 1, 2010. As of June 30, 2010 we have paid $22,900 in finance charges relating to the FlatWorld Additonal Warrant Proceeds.

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

DAL is obligated to pay to Chardan Capital, LLC, a consulting fee of $2,000,000 (the “Chardan Capital Fee”) out of the proceeds of the exercise of the DAL Warrants and Designated Free Cash Flow. There is no due date for this debt. The principal source of the funds to pay the Chardan Capital Fee will be approximately 5% of the proceeds from the exercise of the DAL Warrants not used to satisfy the Seller’s Note Payable or the financing arranged for by DAL to partially fund the purchase of all business, assets and operations of DJS LLC, PTA LLC, and DS LLC (“DAL Acquisition Debt”). If the post-closing cash is paid in full prior to the time that the Chardan Capital Fee is paid in full, then Chardan Capital, LLC will be entitled to receive 50% of the proceeds from the exercise of the DAL Warrants not used to satisfy the Seller’s Note Payable or the lenders pursuant to the terms of the line of credit. If the Chardan Capital Fee is not paid in full by the six month anniversary of the closing, Chardan Capital LLC is also entitled to receive approximately 5% of DAL’s Designed Free Cash Flow until the Chardan Capital Fee is paid in full. However, any payment of the Chardan Capital fee is contingent upon the Seller’s Note Payable being paid in full.

On May 19, 2010 we entered into a note payable to a financial institution in the amount of $2,000,000, which is collateralized by our office furniture, fixtures and computer equipment, together with standard and accessory equipment. The terms of the note call for monthly installment payments of $60,296, including interest at an annual fixed rate of 5.39%.  The first payment is due July 20, 2010, and the maturity date of the note is June 20, 2013.
Aggregate annual maturities of debt are as follows:
(in thousands)
2011	17,930
2012	2,850
2013	49,869
2014	-
2015	35,000
Thereafter	4,000
Less current maturities	(17,930)
Total	91,719

Note 7. Income Taxes

Income tax expense reported is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.  Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

The income tax expense for the six months ended June 30, 2010 was $4.9 million or 25.6% of income before income taxes; there were no taxes paid in 2009. Prior to the Transaction, the Law Firm, PTA and DSI were not subject to income taxes under federal or state tax laws.  Instead, the taxable income of these entities was passed through to the owner of the companies and was taxable to the owner on an individual level.  The income taxes during the six months ended June 30, 2010 is comprised of federal and state taxes. The primary difference between our effective tax rate and the statutory federal rate is state income taxes. This difference is partially offset by earnings of the Company’s noncontrolling interests, which are not subject to federal income tax. DAL is a nontaxable entity; however DAL makes the quarterly withholding payments to the IRS on our behalf as we are the taxable entity.  In addition, second quarter 2010 tax expense reflects the impact of a deferred tax asset of $0.2 million related to the stock option compensation expense described in Note 14 to these financial statements.

Note 8. Fair Value Measurements

We apply authoritative accounting guidance for fair value measurements of financial and nonfinancial assets and liabilities. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The related rules provide the following hierarchy for measuring fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data.

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Level 3: Significant unobservable inputs that are not corroborated by market data.

Generally, these fair value measures are model-based valuation techniques such as discounted cash flows or option pricing models using our own estimates and assumptions or those expected to be used by market participants.

The carrying amounts of cash and cash equivalents, trade and other accounts receivable, trade and other accounts payable and other accrued expenses approximate fair value at June 30, 2010 and December 31, 2009 because of the short maturity of those instruments.

The following table summarizes the balances of liabilities measured at fair value as of June 30, 2010. The carrying value of our debt is the remaining amount due to our debtors under borrowing arrangements. To estimate the fair value of our variable-rate debt issues that are not quoted on an exchange, we estimate an interest rate that would be required to pay if we had to refinance our debt. Fair values for these notes were derived from present value calculations as there was no comparable market liability instrument to obtain market quotes. Our long-term debt, however, is generally not callable until maturity.

(in thousands):	June 30, 2010
	Carrying Value	Fair Value
Deferral notes payable - long term	$6,850	$6,644
Deferral notes payable - short term	$3,000	$3,000
Seller Note Payable	$47,869	$47,563
Senior note payable	$35,000	$35,000
Line of credit	$14,930	$14,930
Equipment note payable	$2,000	$1,745

Note 9. Line of Credit

            We have a revolving line of credit with maximum available borrowings in the amount of $15,000,000.  The line bears interest per year equal to the British Bankers Association (BBA) LIBOR Rate (Adjusted Periodically) (0.25% per annum at June 30, 2010) plus one hundred seventy-five (175) basis points as of June 30, 2010.  As of June 30, 2010, there was $14,930,000 outstanding under the line of credit with a maturity date of March 22, 2011.  This agreement is a continuing agreement and remains in full force and effect until such time as the bank specifically consents to its revocation in writing, notwithstanding the full repayment of the indebtedness under the line of credit and, should an obligation constituting indebtedness due to the bank under the line of credit arise after any full repayment, the line of credit agreement shall immediately, in all respects, become effective with respect to any such new indebtedness, without the necessity of any further acts of writing between us and the bank. We are in compliance with all debt covenants associated with this line of credit as of June 30, 2010.

As of December 31, 2009, through the Law Firm, we had a line of credit with maximum available borrowings in the amount of $20,000,000.  The line had an interest rate equal to the BBA LIBOR Rate (adjusted periodically) (0.23% per annum at December 31, 2009) plus one hundred seventy-five (175) basis points as of December 31, 2009.  At December 31, 2009, there was $10,656,000 outstanding under the line of credit which was paid off on January 15, 2010 as a result of the Transaction.

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 10. Segment Reporting
We manage our operations and prepare management reports on a basis consistent with the components of these condensed consolidated financial statements described in Note 1, which includes DJS LLC, PTA LLC, and DS LLC.   We have identified our reportable segments as DJS LLC, PTA LLC, DS LLC and Corporate & Other (DAL) and for purposes of the condensed consolidated financial statements at June 30, 2010 and DJS Processing, PTA and DSI at June 30, 2009. Revenue is generated from each reportable segment, with the exception of the Corporate & Other segment, through a fee-based arrangement. The following is a summary of selected segment information for the six months ended June 30, 2010, and June 30, 2009:

For the Six Months Ended June 30, 2010 and June 30, 2009 (in thousands)
June 30, 2010	DJS LLC	DS LLC	PTA LLC	Corporate & Other (1)	Consolidated
Fee Income	$46,485	$6,488	$6,738	$-	$59,711
Client reimbursed costs related party	67,980	-	-	-	67,980
Total Revenue	114,465	6,488	6,738	-	127,691
Operating expenses	102,301	929	2,744	1,449	107,423
Operating income	12,164	5,559	3,994	(1,449)	20,268
Interest expense	-	-	-	1,196	1,196
Other income	-	-	-	-	-
Income before income taxes	12,164	5,559	3,994	(2,645)	19,072
Income taxes	-	-	-	-	4,892
Net Income	$-	$-	$-	$-	$14,180
Depreciation expense	$806	$-	$-	$-	$806
Total assets	$40,637	$997	$5,034	$-	$46,668

June 30, 2009	DJS Processing	DSI	PTA	Corporate & Other (1)	Consolidated
Fee Income	$42,888	$4,872	$13,209	$-	$60,969
Client reimbursed costs related party	55,797	-	-	-	55,797
Total Revenue	98,685	4,872	13,209	-	116,766
Operating expenses	80,664	664	7,988	-	89,316
Operating income	18,021	4,208	5,221	-	27,450
Other income	-	-	5	-	5
Income before income taxes	18,021	4,208	5,226	-	27,455
Income taxes	-	-	-	-	-
Net Income	$18,021	$4,208	$5,226	$-	$27,455
Depreciation expense	$510	$-	$-	$-	$510
Total assets	$35,601	$166	$9,254	$-	$45,020

(1)
This segment represents DAL Group which holds 100% interest in DJS LLC, PTA LLC and DS LLC as a result of the Transaction which occurred on January 15, 2010 and thus this entity did not exist in 2009 and is not reportable for purposes of this statement.

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 11.  Related Party

Our primary source of revenue is from a per-file fee arrangement with the Law Firm. Revenues from this arrangement account for approximately 86.5% and 86.5% of total fee income for the six months ended June 30, 2010 and 2009, respectively. These related party revenues include approximately $51,655,000 and $52,763,000 of fee income for the six months ended June 30, 2010 and 2009, respectively, and approximately $67,980,000 and $55,797,000 of client reimbursed costs for the six months ended June 30, 2010 and 2009 respectively. The revenues from the arrangement with the Law Firm are reflected in the results of the DJS LLC and PTA LLC segments.

Amounts due from the Law Firm for fees amounted to approximately $19,025,000 and $26,229,000, including amounts earned and unbilled of approximately $6,738,000 and $10,592,000 as of June 30, 2010 and December 31, 2009, respectively.  Amounts due from the Law Firm for client reimbursed costs amounted to approximately $3,198,000 and $6,047,000 as of June 30, 2010 and December 31, 2009, respectively.

Although our primary customer relationship is with the Law Firm, we have vulnerability due to concentrations in the volume of business transacted by the Law Firm with its clients. The Law Firm’s direct customer concentrations as a percentage of files processed are as follows:

	June 30, 2010	June 30, 2009
Client A	49%	25%
Client B	7%	13%
Client C	7%	13%
Client D	7%	6%
Client E	5%	6%
Total	75%	63%

Services Agreement

As a result of the transaction described in Note 2, the Law Firm entered into a twenty-five (25) year Services Agreement (the “Services Agreement”) with DJS LLC, pursuant to which, among other things, the Law Firm generally is obligated to utilize DJS LLC as the provider for substantially all non-legal services required by the Law Firm, to the extent that DJS LLC provides those services or comes to provide the services, in exchange for fees agreed upon by the parties to the Services Agreement.

The current services to be provided by DJS LLC under the Services Agreement are processing services for foreclosures, bankruptcy, evictions, closings, monitoring of junior lien positions, loss mitigation and litigation, each of which has a specific fee amount agreed upon by DJS LLC and the Law Firm.  The fee amounts for each of the services provided by DJS LLC in the Services Agreement were negotiated and agreed upon by DJSP Enterprises, Inc. and the Law Firm on an arms-length basis in connection with the closing of the Transaction.  The amount of the fees charged is based upon the cost expected to be incurred by DJS LLC, plus a profit component to compensate DJS LLC for its services and investments to provide the services.  At this time, DJS LLC does not provide these services to parties other than the Law Firm and so the fees were not set based upon fee levels negotiated with parties other than DJSP Enterprises, Inc.

Either party to the Services Agreement may propose a change to the fees as a result of changes in law, demands of the Law Firms’ clients, performance requirements, and best practices of costs to provide the services.  In the event such a change is proposed, the Services Agreement provides that negotiations of the fees on behalf of DJS LLC shall be handled by a person, designated by a majority vote of the members of DJS LLC’s Board of Managers, who is not an owner, officer, employee or agent of the Law Firm, specifically excluding Mr. Stern from conducting the negotiations on behalf of DJS LLC.  If DJS LLC and the Law Firm cannot agree on an amended fee schedule, then the matter will be referred to a nationally recognized independent firm of public accountants selected by DJS LLC and the Law Firm to determine the appropriate amendment to the fee schedule, which determination is binding on the parties.  The determination will be made based upon the amount the accounting firm reasonably determines is required to fairly compensate DJS LLC for the services to be provided, taking into consideration the relevant reasonable economic expectations of each of the parties when they entered into the Services Agreement and the economic needs of the Law Firm in order for it to provide legal services to its clients in accordance with applicable law.  Adjustments to the fees will be retroactive to the date a party first requested an adjustment.  The fee schedule is subject to adjustment not more than twice each calendar year. The Services Agreement can be terminated by any party upon written notice to the other party of a material breach that remains uncured for one hundred twenty (120) days. The Services Agreement was amended on May 27, 2010 to reflect a new fee schedule as agreed upon by both DJS LLC and the Law Firm and authorized by the Board of Managers. The fee schedule is retroactive to January 1, 2010 and revenues as presented in these condensed consolidated statements are based on the revised fee schedule.

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The Law Firm granted DJS LLC a security interest in its accounts receivable and work in process to secure DJS’ obligations under the Services Agreement. Under the terms of the Services Agreement, DJS LLC will be obligated to make payments to the Law Firm for the first four years of the term of the Services Agreement, in the event that the Law Firm does not earn at least $2,000,000 of EBITDA during each year, subject to certain adjustments and conditions (“Guaranteed Payment”) in exchange for supervisory services performed by Law Firm personnel for DJS LLC.

Facilities Sharing Agreement

Following the closing of the Transaction, DJS LLC became the lessee of the premises used for our operations located at 900 S. Pine Island Rd., Plantation, Florida.  The Law Firm and DJS LLC entered into an agreement pursuant to which the Law Firm will be entitled to occupy a portion of those premises for conducting its operations, in exchange for which the Law Firm will pay rent to DJS LLC for the use and occupancy of the facility an amount of $41,583 per month with an annual increase in the occupancy fee equal to 5%, effective on the first day of June of each year through May 31, 2016.  In addition, the facilities sharing agreement establishes the terms on which the Law Firm will be entitled to utilize certain office equipment located at the premises and on which DJS LLC will furnish certain back-office services to the Law Firm. As of June 30, 2010 we have received approximately $228,000 under this agreement from the Law Firm.

Other Related Party Contracts

DJS LLC contracts with JMT Management Corp. for foreclosure sales services and with Target Surveying, Inc. for surveys required in connection with closing services. The husband of the Operations Manager of DJS LLC is a one-third owner of JMT Management Corp. and has a profit sharing arrangement with Target Surveying, Inc. whereby one-third of Target Surveying, Inc.’s profits flow to him. As of June 30, 2010 we have paid $533,184 to JMT Management Corp. and $204,975 to Target Surveying Inc.

Note 12. Warrants

As of June 30, 2010 we had 11,166,666 warrants outstanding (6,875,000 warrants issued in our initial public offering (the “Public Warrants”) 2,291,000 insider warrants and 2,000,000 private placement warrants), entitling the registered holder to purchase one common share at $5.00 per share. We also have one underwriters’ purchase option outstanding, entitling the holder to purchase 137,500 units of DJSP Enterprises, Inc. securities, each unit consisting of one common share and one warrant to purchase one common share at $5.00 per share. The exercise price of these options is $8.80 per unit. The warrants included in each unit are each subject to adjustment as discussed below, and are exercisable at any time commencing on the completion of the acquisition. The warrants will expire at 5:00 p.m., New York City time on August 11, 2012. No warrants or underwriter purchase option units have been exercised as of June 30, 2010.

We may call the warrants for redemption in accordance with the following terms:

•	in whole and not in part,

•
at a price of $0.01 per warrant at any time while the warrants are exercisable (which will only occur if a registration statement relating to the common shares issuable upon exercise of the warrants is effective and current),

•	upon not less than 30 days’ written notice of redemption to each warrant holder, and

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

•
if, and only if, the reported last sale price of the common shares equals or exceeds $10.00 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to common shares issuable upon exercise of the warrants is current and the common shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common shares issuable upon exercise of the warrants until the expiration of the warrants. The exercise price and number of common shares issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a share dividend, recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common shares at a price below their respective exercise prices.

The warrant holders do not have the rights or privileges of holders of common shares or any voting rights until they exercise their warrants and receive common shares. After the issuance of common shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Warrant Sale Agreement

In order to make available to us a greater amount of cash to satisfy DAL’s obligations pursuant to the Seller’s Note Payable and to pay the post-closing cash, as mentioned in Note 2, holders of 1,910,000 of the 2,000,000 outstanding private placement warrants agreed to modify the terms of those warrants pursuant to a Warrant Sale Agreement (the “Warrant Sale Agreement”). The Private Placement Warrants had a “cashless exercise” provision, which allowed the holders to exercise the warrants without paying cash by exchanging them for a reduced number of our common shares. Pursuant to the Warrant Sale Agreement, those holders of the Private Placement Warrants agreed either to exercise their warrants for cash or to sell the warrants to a third party on the condition that the third party will exercise them for cash.

The obligation to sell or exercise the Private Placement Warrants under the Warrant Sale Agreement arises on the later of six months following the closing of the Transaction or upon the effectiveness of the resale registration statement covering the Private Placement Warrants and the shares underlying them.  In addition, the obligation to sell or exercise the warrants exists only if the closing price of our common shares is $9.00 or higher on a trading day.  There is also a daily volume commitment that is equal to the greater of 50,000 warrants or 10% of the average daily trading volume of our common shares on any trading day on which the $9.00 threshold is satisfied.

In consideration of the agreement of such holders of the Private Placement Warrants to forgo their cashless exercise rights, we will issue to them up to, in the aggregate, 233,010 additional common shares (the “Additional Shares”).

Note 13.  Earnings per Common Share

The Transaction as described in Note 2 was accounted for as a reverse recapitalization, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in conjunction with the Transaction have been outstanding for the entire period. Diluted earnings per share are based on earnings after assumed conversion into common stock unless such computation results in a number that is less dilutive. Awards of approximately 901,300 options and non-vested shares representing additional potential shares of common stock outstanding were not included in the computation of diluted earnings per share because their effect would be antidilutive as of June 30, 2010. There are 2.4 million Series B convertible preferred units, which include Series B-3, Series B-4 and Series B-5, that are not included in the diluted shares outstanding for the period ended June 30, 2010, because the shares have not reached the stipulated price targets for conversion and therefore we would not assume conversion for these contingently convertible shares. If the price targets are achieved the convertible units will be included in the diluted shares calculation. The following table represents the calculation of net earnings per common share:

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

(in thousands, except per share amounts)	Six months ended June 30,
	2010	2009
Basic Earnings Per Share
Numerator:
Net income attributable to DJSP Enterprises, Inc.	$7,786	$27,455
Denominator:
Weighted average common shares outstanding- basic	10,663,866	9,166,666

Basic Earnings per Share	$0.73	$3.00
Diluted Earnings Per Share
Numerator:
Net Income	$14,180	$27,455
Denominator:
Weighted average common shares outstanding	10,663,866	9,166,666
Shares retained by noncontrolling interest and convertible to DJSP Enterprises, Inc.	4,433,010
Convertible Preferred A shares	1,666,667
Dilutive effect of "in the money" securities:
Outstanding warrants	4,835,677	3,109,908
Underwriter's Purchase Options	59,864
Weighted average number of common shares outstanding- Diluted	21,659,084	12,276,574
Diluted earnings per share	$0.65	$2.24

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 14. Stock-Based Compensation

As of June 30, 2010, we have one compensation plan under which shares of our common stock are issuable in the form of stock options. The 2009 Equity Incentive Plan was approved by our Board of Directors on December 22, 2009, and by our shareholders on January 11, 2010. In the first quarter of calendar year 2010, the Compensation Committee granted share options under the Equity Incentive Plan (“the Plan”) to (i) its then non-employee directors to acquire an aggregate of 46,000 of our common shares and (ii) certain employees of DAL, DJS LLC, PTA LLC and DS LLC to acquire an aggregate number of our common shares totaling 855,300. Under the terms of the Equity Incentive Plan, up to 1,570,000 of our common shares are reserved for issuance in accordance with its terms, leaving 668,700 shares remaining to be issued.

The exercise price for the share options granted ranged from $8.85 to $9.75, based on the closing price of our common shares on the trading day prior to the date of grant for a weighted average option exercise price of $9.01.  The non-employee directors share options become exercisable one year after the date of grant or, if earlier, upon their removal as a director or failure to be re-nominated or reelected as a director. The employee share options become exercisable over a three year period and vest in three equal annual installments. The share options are nonqualified stock options and become exercisable upon certain changes in control of us and DAL, and will terminate 10 years after the date of grant or, if earlier, three months after termination of employment (one year if termination is due to death or disability). Options are granted at a price not less than the fair value of the shares on the date of the grant. Total compensation expense recognized for employee stock-based compensation as of June 30, 2010 was $592,000.

The tax benefit related to stock-based compensation expense arising from non-qualified stock options was $228,000 for the six months ended June 30, 2010.

The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes Option Pricing Model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. The assumptions for the current period grants were developed based on SEC guidance contained in the Staff Accounting Bulletin (SAB) No. 107, “Share-Based Payment”. The estimated fair value of the stock options, less cancellations, is amortized over the respective vesting periods using the graded-vesting method. The assumptions used in the Black-Scholes Option Pricing Model are as follows:

June 30,2010
Weighted Average fair value per option	$4.54
Dividend Yield	0.0%
Expected Avg. Stock Price volatility	52.46%
Avg Risk-free interest rate	2.63%
Expected option life	6 years

The dividend yield was estimated based our assumption not to pay dividends to common shareholders for the foreseeable future. Expected stock price volatility was estimated using weighted peer group volatility data along with our limited historical volatility data for the periods approximating the expected option life. As we are a newly-public entity with limited historical volatility data, it was deemed appropriate to weigh peer company data along with our historical volatility per SAB 107. The risk-free interest rate is based on United States Treasury zero coupon rates with a remaining term equal to the expected life of the options on the grant date, which for the purposes of our expected term was the average rate of 5-year and 7-year treasuries for the grant date.  The expected option life for the current period was calculated based on the simplified approach per SAB 107 and SAB 110.

As of June 30, 2010 there were 901,300 options granted with none vested, cancelled or exercised with a weighted-average estimated fair value of the stock options granted of $4.54 and a weighted-average exercise price of $9.01. We assume a zero forfeiture rate for these grants. The forfeiture rate was based on our consideration of the historical turnover rates and expectations about the future for employees at the grantees' level. As the options were granted to key executives and Board members along with key personnel with over 10 years of service to us, there is only an explicit service period requirement for the options to vest. There are no market or performance conditions attached to the options and thus management doesn't expect there to be turnover in these positions for a period to exceed the vesting period and thus the forfeiture rate was determined to be zero as all options are expected to vest. Unrecognized compensation cost as of June 30, 2010 was $3,496,000.

DJSP ENTERPRISES, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 15. Subsequent Events

On December 31, 2009, we adopted FASB ASC Topic 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transaction occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of ASC 855 had no affect on our financial statements as of June 30, 2010.

 On July 27, 2010, we acquired all of the outstanding shares of capital stock of Timios, Inc. (“Timios”), a national title insurance and settlement services company. Timios became a wholly-owned subsidiary of DAL.  The terms of the acquisition were for $1.5 million in cash, 200,000 of our common shares, and up to another 100,000 of our common shares to be earned upon achievement of defined performance metrics. We are still in the process of evaluating the purchase price allocation for Timios. Timios was also available to participate in our 2009 Equity Plan and was allotted 150,000 options upon closing of the acquisition.

The outstanding warrants have not been exercised as of the date of these financial statements.
The post-closing cash proceeds of $35,000,000 were to be paid from the proceeds from the exercise of those warrants, and thus the $35,000,000 was not paid as of July 15, 2010. The requirement to pay the 89.74% of net EBITDA is only applicable if the Seller’s Note Payable has been paid in full. Until the full payment of the Seller’s Note Payable we will incur a late fee of 3% per annum (.25% monthly) until July 15, 2011 when the late fee goes to 8% per annum (.67% monthly). This late fee is to be compounded monthly, accrued and paid after the payment in full of the Seller’s Note Payable prior to the repayment of the $35,000,000.

On or about July 20, 2010, a purported class action complaint, entitled Cooper et al., v. DJSP Enterprises, Inc. et al., Case No. 0:10-cv-61261, was filed in the United States District Court for the Southern District of Florida, against us, David J. Stern, our Chairman of the Board of Directors and Chief Executive Officer, and Kumar Gursahaney, our Executive Vice President and Chief Financial Officer, alleging that we and Messrs. Stern and Gursahaney made materially false and misleading statements about our revenue growth and failed to disclose adverse facts regarding our business and financial results. We believe the allegations are without merit and intend to vigorously defend ourselves in this action.

On July 26, 2010, a purported class action complaint, entitled Figueroa v. Merscorp et al., Case No. 0:10-cv-61296, was filed in the United States District Court for the Southern District of Florida, against Merscorp, Inc. (“MERS”), the Law Offices of David J. Stern, P.A. and Mr. Stern alleging that MERS had no legal right to bring suit to foreclose or obtain final foreclosure judgments and certain Racketeering Influenced and Corrupt Organizations Act (“RICO”) violations against the Law Offices and Mr. Stern.  On or about August 24, 2010, the plaintiff amended the complaint to include us and 23 financial institutions who are allegedly shareholders of MERS.  On or about September 9, 2010, the plaintiff again amended the complaint, dropping all claims against us except RICO allegations.  As of the date of this report on Form 6-K, we have not been served with the complaint.  We believe the allegations are without merit and intend to vigorously defend ourselves in this action.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We recommend that you read the following discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements and the related notes included in this report. This discussion and analysis contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and Section 27A of the Securities Act of 1933, as amended. We have based these forward-looking statements on our current expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements are statements such as those contained in projections, plans, objectives, estimates, statements of future economic performance, and assumptions relating to any of the foregoing. We have tried to identify forward-looking statements by using words such as "may," "will," "expect," "anticipate," "believe," "intend," "estimate," "goal," "continue," and similar expressions or terminology. By their very nature, forward-looking statements are based on information currently available to us and are subject to a number of known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:

•	business conditions;

•	outcomes of government or other regulatory reviews, particularly those relating to the regulation of the practice of law;

•
the impact of inquiries, investigations, litigation or other legal proceedings involving us or our affiliates, which, because of the nature of our business, have happened in the past to us and/or the Law Offices of David J. Stern, P.A.;

•
the impact and cost of continued compliance with government or state bar regulations or requirements; legislation or other changes in the regulatory environment, particularly those impacting the mortgage default industry;

•
unexpected changes adversely affecting the businesses in which we are engaged; fluctuations in customer demand; our ability to manage rapid growth; intensity of competition from other providers in the industry;

•	general economic conditions, including improvements in the economic environment that slows or reverses the growth in the number of mortgage defaults, particularly in the State of Florida;

•	the ability to efficiently expand its operations to other states or to provide services we do not currently provide;

•	the impact and cost of complying with applicable SEC rules and regulation, many of which we will have to comply with for the first time after the closing of the business combination;

•
geopolitical events and changes, as well as other relevant risks detailed in our filings with the U.S. Securities and Exchange Commission, (the "SEC"), including our Annual Report on Form 20-F for the period ended December 31, 2009, in particular, those listed under “Item 3. Key Information - Risk Factors.” The information set forth herein should be read in light of such risks.

Overview

DJSP Enterprises, Inc. (f/k/a Chardan 2008 China Acquisition Corp.) is a British Virgin Islands company limited by shares, that was incorporated on February 19, 2008, organized as a blank check company for the purpose of acquiring, engaging in a merger or share exchange with, purchasing all or substantially all of the assets of, or engaging in a contractual control arrangement or any other similar transaction with an unidentified operating business.

On August 11, 2008, we consummated our initial public offering, generating gross proceeds of $55,000,000 and net proceeds of $52,200,000.  The net proceeds were deposited into a trust account.

On January 15, 2010, we acquired a controlling interest in DAL Group, LLC (“DAL”) (“The Transaction”).  Concurrently with the Transaction, we consummated a private placement of 1,500,000 common shares of the Company for aggregate gross proceeds of $10,500,000, together with the cash in the trust account which were used to pay a portion of the Transaction consideration and related expenses.

DAL’s business is comprised of DJS Processing, LLC, a limited liability company (“DJS LLC”), Professional Title & Abstract Company of Florida, LLC, a limited liability company (“PTA LLC”) and Default Servicing, LLC, a limited liability company (“DS LLC”), each of which is engaged in providing non-legal services supporting residential real estate foreclosure, other related legal actions and lender real estate owned (“REO”) services.  Each of DJS LLC, PTA LLC and DS LLC were formed in Delaware on September 15, 2009 for the specific purpose of receiving the contribution of the assets used in providing non-legal services from businesses founded by David J. Stern (i.e., Stern Holding Company – PT, Inc. (f/k/a Professional Title and Abstract Company of Florida, Inc.) (“PTA”), Stern Holding Company – DS, Inc. (f/k/a Default Servicing, Inc.) (“DSI”) and DJS Processing Division (“DJS Processing”) of the Law Offices of David J. Stern, P. A. (“the Law Firm”).

 In connection with the Transaction, DJS Processing, PTA and DS contributed DJS LLC, PTA LLC and DS LLC, respectively, to DAL in exchange for cash, a promissory note, an obligation for a post-closing cash payment and a minority interest in DAL.  The members of DAL, Nagina, Valenty and the Stern Contributors retained a minority interest in DAL after the Transaction. This minority interest percentage changes based on the number of preferred shares converted to common shares, and there were two tranches of Preferred B shares that converted on March 23, 2010 and May 3, 2010, per Note 2 of these financial statements, which would change the minority interest from first quarter to second quarter 2010. The minority interest percentage calculated for the second quarter ended June 30, 2010 was 35.49%.

In connection with the Transaction, DJS LLC entered into a long-term exclusive Services Agreement with the Law Firm under which it will have the right to perform all non-legal services required to process foreclosure files and perform ancillary services.  Pursuant to a facilities sharing agreement, DJS LLC will furnish corporate and back-office services to the Law Firm, such as finance, accounting, IT and other administrative functions.  DJS LLC will be the exclusive processing firm for all business undertaken by the Law Firm, and the Law Firm will be precluded from pursuing any material business not requiring the use of DJS LLC’s processing capabilities, subject to limited exceptions.  However, DJS LLC will not be restricted from pursuing business with other law firms, whether in Florida or other jurisdictions.  All of our revenues from foreclosure services are derived from this Services Agreement.  PTA LLC provides title searches and examinations related to services provided by the Law Firm and defendant location services to third party processors engaged by the Law Firm.  DS LLC provides REO liquidation related services directly to customers.  Currently, DS LLC provides such services nationwide for a single customer.

We generate revenue by charging for the services performed by our three operating subsidiaries as described above, each of which is a separate reportable segment. See Note 10 to Notes to the Condensed Consolidated Financial Statements of DJSP Enterprises, Inc. The revenues generated from our foreclosure services, conducted through DJS LLC, are directly related to the volume of mortgage foreclosures being referred to the Law Firm which, in turn, is directly related to the number of foreclosures occurring in our principal market of Florida.  This volume varies based on a number of factors including general economic conditions as well as government sponsored programs to reduce mortgage foreclosures which are discussed below.  Virtually all of our title related services, conducted through PTA LLC, are performed in connection with the foreclosure files we process; therefore, the revenues we receive for title related services are also directly related to the volume of mortgage foreclosures in our principal market.  The revenues generated by our REO liquidation services, conducted through DS LLC, are related to the volume of REO business referred to us by our sole customer.  As with the other services we provide, this volume is directly related to the volume of real estate foreclosures in our primary market as well as real estate foreclosures nationwide as our REO liquidation business also handles transactions related to real estate foreclosures outside of our primary market.

We believe our opportunities for future growth will come from increases in foreclosure volumes in Florida and an increase in files referred to our primary client, the Law Firm, by its clients.  Because the average cycle time on a foreclosure file, except cases that are fully litigated, ranges from 231 to 278 days as of June 30, 2010, we are utilizing a processing time of 240 days for the six months ended June 30, 2010, with approximately 75% of the revenue earned within the first month after the referral, and the remainder near the end of the process, the number of current referrals is an indicator of revenue levels for the following year, with high levels of file referrals being indicative of strong revenues.  In the first six months of 2010, new foreclosure referral volume decreased as a result of a technology conversion at a major servicer combined with the delays tied to servicers’ implementation of government sponsored foreclosure assistance programs. The servicer has completed its technology conversion and while file volume has begun to increase as expected, volume has not yet returned to pre-conversion levels.  In addition, frequent changes to government sponsored programs create an uncertain environment regarding the remainder of 2010. We believe revenue opportunities initially projected for this year have not been lost, only delayed. As a result of the Law Firm’s position as a leading residential foreclosure law firm, it now participates in two “direct source” programs and seeks to increase that number in the future.  These programs permit the Law Firm to capture more file referrals and ancillary services from its clients.  We also believe there are opportunities for the growth of our business in Puerto Rico as a result of increased referrals to the Law Firm from its existing clients and increase our file volumes and the capacity of the Law Firm’s referral law firm in Puerto Rico to handle significant additional volume. We do not believe that pursuing these opportunities will require significant additional investments by us.

We look to adapt our infrastructure platform to support foreclosure servicing in other states and expand our business into those states.  The cost to do so will vary from state to state and we have not yet developed specific estimates of such costs.  We may enter new states through acquisitions of existing processing businesses operating in those states.  These activities may require significant investments by us, although initially we believe we can fund those from our operating cash and, in the case of acquisitions, through issuances of our equity.

On a longer-term basis, we also see opportunities for growth by expanding the services we offer to include others related to the foreclosure industry such as publication, document retrieval, lien searches, automotive default services and foreclosure services for commercial real estate mortgages.  A possible long-term challenge we face is to expand into counter-cyclical markets before there is a cyclical decline in foreclosure volumes.  Our long-term plans, therefore, could include plans to enter counter-cyclical markets. We are currently developing our national title insurance platform, which will allow us to expand our service offerings in areas beyond only those services supporting our foreclosure processing services, such as mortgage origination.  These activities represent new service offerings for us, requiring us to develop new processes and procedures to provide these services or to acquire businesses already providing them.  Such activities require significant investments by us.

Because of the preliminary nature of our consideration of these growth initiatives, the amount of such investments is not known, nor do we know whether we can fund these investments from our operating cash flows or would have to seek debt financing from third parties.  Any such debt financing, if available to us on reasonable terms, would have to be approved by our existing lenders.

Recent Developments

Regulatory Environment

Federal, state and local governments have recently proposed, and in some cases enacted legislation or have taken other action that may have an adverse impact on the number of mortgage defaults that go into foreclosure, and therefore on the number of case files referred to the Law Firm for processing. In October 2008, the federal government enacted the Hope for Homeowners Act of 2008 and the Emergency Economic Stabilization Act to bring relief to distressed homeowners and provide funds to troubled financial institutions, respectively. In December 2008, the Federal Housing Finance Agency, Fannie Mae and Freddie Mac announced the Streamlined Modification Program, which is designed to make mortgage payments more affordable, and Fannie Mae announced the temporary suspension of foreclosure sales. Further, various lender and mortgage servicers have voluntarily focused their attention on loss mitigation, loan modification and similar efforts, including moratoria on certain foreclosure sales, in an attempt to reduce the number of mortgage defaults and resulting foreclosures.

These programs have met with limited success to date based on, among other things, the fact that they only reduce the interest to be paid by borrowers, not principal owed. While addressing affordability in the near-term, they do not address the willingness to continue to pay a mortgage on a property that has negative equity, nor does it deal with the inability to pay as a result of unemployment or other factors.

In October 2008, we created a team dedicated to the offering of loss mitigation services to our clients. These services provide our clients with alternatives to foreclosure such as loan modification or forbearance, which allows the borrower to continue to own the property; short sales and deed-in-lieu of foreclosure which transfer the ownership of the property to the lender outside of the foreclosure process. Management believes that in addition to capturing revenues from this service offering that it is well positioned to receive foreclosure referrals stemming from the re-default of the modified loans and capture additional revenues, as we will have familiarity with the file.

The current administration also proposed a $75 billion Mortgage Modification Plan in March 2009 for borrowers facing foreclosure. The Home Affordable Refinance Program (“HARP”) is meant to help homeowners who have an existing mortgage owned by Fannie Mae or Freddie Mac to refinance to a lower rate or to a fixed rate mortgage to improve the affordability of the loan. The program is mainly aimed at borrowers who are under water. Borrowers owing up to 125% of their home’s value are eligible for refinancing assistance, and the borrowers must not be more than 30 days delinquent on payments. The Home Affordable Modification Program (“HAMP”), enacted in March 2009, which is scheduled to end on December 31, 2012, is meant to help homeowners who are at risk of foreclosure to modify their loan to reduce their monthly mortgage payments.

In February 2010, the current administration announced an additional $1.5 billion for five state housing finance agencies to come up with new programs to address the foreclosure problem locally. The funds will be directed to states such as Florida and California, which RealtyTrac Inc.’s data shows had the highest number of foreclosures in 2009.

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Revenues

Total revenues increased by $10.9 million, or 9.3%, to $127.7 million in the six months ended June 30, 2010 as compared to $116.8 million for the same period in 2009, primarily as a result of the increase in client costs and an increase in closing fee and REO liquidation revenue at DJS LLC. The increase is also attributable to the two new services initiated and offered in 2010, Deed in Lieu and Mediation which contributed $0.7 million in revenues for the six months ended June 30, 2010. The increase in total revenues was partially offset by decreases in our foreclosure revenues at DJS LLC and title service revenues at PTA LLC.

Revenues from client costs increased by 21.9% to $68.0 million from $55.8 million in the first six months of 2009 primarily due to a court mandated registration fee change. The fee change was effective for July 2009 onwards and increased the fees from approximately $300 per file to $1,900 per file.

During the six months ended June 30, 2010, our revenues excluding client costs decreased by $1.3 million, or 2.1%, to $59.7 million, compared to $61.0 million for the same period last year.  This decrease is primarily due to a decrease in title fee revenue, partially offset by increases in revenue from REO liquidations and closing services.  Revenues from title fees decreased from $13.2 million as of June 30, 2009 to $6.7 million as of June 30, 2010 due to a reduction in the number of files for which we were engaged to provide title work. Almost all of the reduction was due to activity surrounding six clients, two of whom are now referring most of the title work related to their mortgage foreclosure files to other companies and the remaining four have shown a decrease in referrals of 10% or more compared to the six months ended June 30, 2009. Title fee revenue from these six clients in the six months ended June 30, 2009 was $7.9 million compared to $2.2 million for the same period in 2010.

Revenue from foreclosure fees increased by 0.6% or $0.2 million to $36.2 million during the six month period ended June 30, 2010 compared to $36.0 million for the same period in 2009.  This increase is primarily due to an increase in the per file fee we receive for providing such services that became effective as of the January 1, 2010.  Revenue from closing services increased $2.4 million to $6.2 million during the six months ended June 30, 2010 from $3.8 million during same period in 2009, representing an increase of 63.2%.  This increase is primarily due to an increase in the number of closing files.

During the six months ended June 30, 2010, our REO liquidation services business generated approximately 5.1% of our total revenue. Our REO liquidation business has a sole customer through which we generated $6.5 million in revenue for the first six months of 2010 compared to $4.9 million in the same period last year, primarily due to an increase in the number of REO liquidation files, which grew to 2,076 files for the first six months of 2010, an increase of 36.0%, from 1,527 files in the same period for 2009.  In addition to the overall increase in volumes, the increasing trend of foreclosed properties reverting back to the foreclosing lender, as opposed to being reinstated or sold to third parties at the foreclosure sale, has continued, fueling the growth of this segment of our operations.  We intend to offer these services to additional customers as a means of increasing our revenues and profits. At this time we have reached contract terms with a new REO liquidation client. Because of the time required to negotiate a contract with a new client, implement necessary client-specific systems and sell REO properties, we believe it could take up to six months for us to begin to recognize revenue from REO liquidation services for any such new clients, and so do not expect revenue from such new clients, if any, to impact our results of operations for 2010.  An added benefit resulting from the increase in the share of our revenues produced by REO services is that, because these REO services follow the completion of the foreclosure process, they will have the effect of helping to sustain our revenues even if foreclosure volumes stabilize or begin what is expected to be a slow decline following 2012.

Operating Expenses

Total operating expenses as a percentage of total revenues increased to 84.1% in the six months ended June 30, 2010 as compared to 76.5% in the same period in 2009, primarily due to increases in client costs, attorney fees, offset by a decrease in travel. Increased compensation costs, relating to the hiring of executive level management necessary for the Company’s future growth, also contributed to the increase.  Total operating expenses (excluding client reimbursed costs) as a percentage of fee revenues increased to 66.1% in the six months ended June 30, 2010 as compared to 55.0% in the same period in 2009 primarily due to the increase in compensation expense, rent expense, attorney fees related to the Transaction, and stock option expense, offset by decreases in outside title expenses, travel and promotions.

Client costs, as a percentage of total revenues, increased to 53.2% in the six months ended June 30, 2010 as compared to 47.8% in the same period in 2009.  The client reimbursed costs increased by $12.2 million to $68.0 million for the six months ended June 30, 2010 from $55.8 million for the same period in 2009.  The increase was primarily due to an approximately 300% increase in court fees mandated in July 2009.

Compensation related expense during the six months ended June 30, 2010 increased by $2.3 million to $25.1 million as compared to $22.8 million for the six month period ended June 30, 2009.  This increase is primarily due to our hiring of executive personnel as a result of becoming a public company, stock option expense and an overall increase in headcount. This increase is primarily due to the staffing increases we incurred to continue to prepare for the shadow inventory of foreclosures that servicers foresee and to focus on the legacy population of foreclosure files created by high case volumes and court delays in many counties across Florida. This increase was largely offset by $3.6 million of compensation related expense incurred during the first six months of 2009 which was not incurred during the first six months of 2010 primarily related to non-recurring compensation paid prior to our becoming a publicly traded operating company.

General and administrative operating expenses increased $3.3 million to $13.5 million during the six months ended June 30, 2010 as compared to $10.2 million for the same period in 2009, which as a percentage of total revenues, represents an increase to 10.6% in the six months ended June 30, 2010 as compared to 8.7% in the same period in 2009. We experienced an increase in general and administrative expenses primarily as a result of increased costs for the hiring of executive-level personnel and expenses related to becoming a publicly-traded operating company, and rent expense, including outside professional fees for legal and accounting services; offset by decreases in outside title expenses, travel and promotion.

Interest expense increased by $1.2 million during the six months ended June 30, 2010 as compared to the same period of 2009 primarily due to new debt incurred as a result of the Transaction and to refinance the line of credit used to finance client reimbursed costs.

Income tax expense for the six months ended June 30, 2010 was $4.9 million compared with zero during the six month period ended June 30, 2009.  Prior to the Transaction, DJS Processing, PTA and DSI were not subject to income taxes under federal or state tax laws.  Instead, the taxable income of these entities was passed through to the owner of the companies and was taxable to the owner on an individual level.

Total operating expenses of DAL LLC’s mortgage foreclosure segment, DJS LLC, increased by $21.6 million to $102.3 million for the six month period ended June 30, 2010, from $80.7 million for the six month period ended June 30, 2009, primarily due to an increase in client costs, consultant and attorney fees relating to the Transaction, and expenses incurred upon becoming a public company.  Total operating expenses of this segment (excluding client reimbursed costs) as a percentage of fee income from this segment was 73.8% for the first six months of 2010, as compared to 58.0% for the same period in 2009.  This increase was primarily due to higher wage expense resulting from hiring additional employees to accommodate the expected increase in the number of foreclosure files, rent expense increases, and an increase in consultant, attorney fees and other expenses relating to becoming a public company.

Total operating expenses of DAL LLC’s title related services segment, PTA LLC, decreased by $5.2 million to $2.8 million for the six month period ended June 30, 2010, from $8.0 million for the six month period ended June 30, 2009, primarily due to a decrease in travel expenses and the need for outside title agents in states that require a physical presence outside Florida.  Total operating expenses of this segment as a percentage of revenue from this segment was 40.7% for the first half of 2010, as compared to 60.5% for the same period in 2009, primarily due to the decreases in expenses described above and a decrease in revenue from $13.2 million for the six months ended June 30, 2009 to $6.7 million for the same period in 2010.

Total operating expenses of DAL LLC’s REO liquidation services segment, DS LLC, increased by $0.2 million to $0.9 million for the six month period ended June 30, 2010, from $0.7 million for the six month period ended June 30, 2009, primarily due to an increase in occupational licensing taxes.  Total operating expenses of this segment as a percentage of revenue from this segment was 14.3% for the six month period ended June 30, 2010, as compared to 13.6% for the same period in 2009.

Net income excluding noncontrolling interest, decreased by $19.6 million, or 71.5%, to $7.8 million in the six months ended June 30, 2010, as compared to $27.4 million in the same period of 2009.

Financial Condition

The following table sets forth our major balance sheet accounts at June 30, 2010, and December 31, 2009 (in thousands):

	(Unaudited)
	June 30, 2010	December 31, 2009
Assets:
Cash and cash equivalents	$6,133	$763
Accounts receivable, net	34,944	33,074
Property and equipment, net	5,128	4,692
Liabilities:
Line of credit	14,930	10,656
Accounts payable	4,671	1,506
Income tax payable	2,199	-
Accounts payable-client reimbursed costs	3,198	6,047
Accrued compensation	3,902	1,863
Deferral notes payable	9,850	-
Sellers note payable	47,869	-
Senior note payable	35,000	-

Cash and cash equivalents increased primarily as a result of growth of our revenues. At June 30, 2010, the cash and cash equivalents increased by $5.4 million or 703.8%, compared with December 31, 2009.

 Accounts receivable increased by $1.9 million, or 5.7%, to $34.9 million as of June 30, 2010 compared with $33.0 million at December 31, 2009.  The increase in accounts receivables is primarily a result of an increase in fee income partially offset by decreases in client costs and unbilled receivables of $2.9 million and $3.9 million respectively for second quarter 2010.

Property and equipment net, at June 30, 2010 was $5.1 million, an increase of $0.4 million from $4.7 million at December 31, 2009, or 9.3%, resulting primarily from new office space leased to accommodate new employees and office furniture being purchased for the new offices and additional software purchased to improve efficiency and effectiveness.

At June 30, 2010 taxes payable were $2.2 million which resulted in an effective tax rate of 38.6% on pre-tax income after minority interest. In 2009 we were not subject to taxes under federal or state laws.

Accounts payable increased by 210.2% from $1.5 million at December 31, 2009 to $4.7 million at June 30, 2010 primarily due to payables related to the Transaction and, to a lesser extent, to a general increase in other payables.  Accrued compensation increased by 109.4% from $1.9 million as of December 31, 2009 to $3.9 million as of June 30, 2010 as the Company hired more employees and utilized more contract personnel hired through third party staffing agencies to support our growth, and in addition, we owe the Law Firm approximately $1.1 million for payroll expenses paid by the Law Firm on DAL LLC’s behalf.

At June 30, 2010, we had an outstanding principal balance of $14.9 million on our line of credit, as compared with $10.7 million at December 31, 2009.  We draw on this line of credit primarily to fund filing fees and other client costs related to foreclosure case files.  The increase in the principal balance reflects an increase in the filing fee amount per case file.  DJS LLC pays the initial filing fee and bills the customer for the amount.  DJS LLC is reimbursed for the filing fee, but in periods of high growth, more available cash is needed to cover the filing fees.  The line of credit that was in place as of December 31, 2009 was repaid in full at the time of the closing of the Transaction and soon thereafter a new $15 million line of was originated which is available to us to finance our borrowing requirements.

As a result of the Transaction, debt was incurred including deferral notes payable, senior notes payable and seller’s notes payable totaling $92.7 million at June 30, 2010.

Our borrowings will fluctuate primarily based upon a number of factors including (i) revenues, (ii) account and notes receivables changes and (iii) case files started. Historically, income from continuing operations has funded the account receivables growth, but with the recent increase in filing fees, we may need to borrow funds from third parties from time to time to fund our cash requirements.

Liquidity and Capital Resources

The following table sets forth certain historical information with respect to our statements of cash flows (in thousands):

	Six months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)

Net cash provided by operating activities	$14,773	$26,394
Net cash used in investing activities	(1,242)	(1,456)
Net cash used in financing activities	(8,161)	(23,559)
Net increase in cash and cash equivalents	$5,370	$1,379

Operating Activities.   We generated positive operating cash flows of $14.8 million during the six month period ended June 30, 2010.  The primary source of this cash flow was our net income of $14.2 million, adjusted for non-cash charges for depreciation of $0.8 million.

Investing Activities.  Net cash used in investing activities was $1.2 million in the six months ended June 30, 2010, consisting primarily of expenditures for the purchase of property and equipment required to support our increased file volumes and related increases in personnel.

Financing Activities.  Net cash used in financing activities was $8.2 million, which was primarily used to make payments on debt incurred in connection with the Transaction, partially offset by net proceeds from our line of credit of approximately $4.3 million.

Adjusted EBITDA and Adjusted Net Income

The interim financial information and data contained in this report are unaudited and do not conform to the SEC's Regulation S-X. This report includes certain estimated financial information and forecasts presented that are not derived in accordance with accounting principles generally accepted in the United States ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. Management believes that the presentation of these non-GAAP financial measures serves to enhance the understanding of our financial performance. Such measures are not recognized terms under GAAP, and should be considered in addition to, and not as substitutes for, or superior to, operating income, cash flows, revenues, or other measures of financial performance prepared in accordance with GAAP. Such measures are not a completely representative measure of either our historical performance or, necessarily, our future potential.

The adjusted EBITDA measure presented consists of income (loss) from continuing operations before (a) interest expense; (b) income tax expense; (c) depreciation and amortization; and (d) income and/or expense items that are expected to be at different levels in future periods. We are providing adjusted EBITDA, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted EBITDA helps us to evaluate and compare our performance on a consistent basis with the lower operating cost structure that are expected to be in place as a new publicly traded operating company, reflecting the effects of that lower cost structure on profitability, and the fee schedule expected to be in place on a go forward basis. In the calculation of adjusted EBITDA for the six months ended June 30, 2009, we exclude from expenses the compensation paid to Mr. Stern that exceeded the base compensation that he is entitled to receive after we became a publicly traded operating company, since after such time we do not have any arrangement with Mr. Stern that would require any payments to him at a comparable level. Mr. Stern does not have an incentive plan arrangement providing for pay above base compensation.  In addition, we excluded the payroll taxes associated with such compensation, as well as travel expenses incurred on behalf of Mr. Stern in prior periods that will no longer be provided after we became a publicly traded operating company. The adjustment to fee to Processing reflects the additional fees DJS Processing, LLC would have received under the Services Agreement if the fee schedule under the Services Agreement had been determined in a fashion consistent with the current fee schedule.  In the calculation of adjusted EBITDA for the six months ended June 30, 2010, we included additional fees due to DJS Processing, LLC as a result of a retroactive amendment to the fee schedule for the Services Agreement agreed to by DJS Processing, LLC and The Law Offices of David J. Stern, P.A. to increase the fees payable to DJS Processing, LLC effective January 1, 2010.

In the calculation of the adjusted net income measure presented for the six months ended June 30, 2010, we deducted the actual GAAP interest, depreciation and amortization for the period from the adjusted EBITDA calculation and then subtracted assumed income tax expense, calculated at the expected going forward tax rate of 38.6% on pre-tax income after minority interest.  For periods prior to our becoming a publicly traded operating company, we were not subject to income tax and therefore did not record income tax expense.  We are providing adjusted net income, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted net income helps us to evaluate and compare our past performance on a consistent basis with the taxable structure in place after our becoming a publicly traded operating company, reflecting the effects of that taxable structure on profitability.  In the calculation of adjusted net income measure presented for the six months ended June 30, 2010, we deducted the actual GAAP interest, depreciation, amortization and income taxes for the period from the adjusted EBITDA calculation.

The following table provides reconciliations of net income (US GAAP) to adjusted EBITDA (Non-GAAP) and adjusted net income (Non-GAAP):

Reconciliations of Net Income (US GAAP) to Adjusted EBITDA (Non-GAAP) and Adjusted Net Income (Non-GAAP)

	Six months ended
	June 30,
	2010	2009
Net Income attributable to DJSP Enterprises, Inc.	$7,786	$27,455
Add-backs:
Income taxes	4,892	-
Net income attributable to noncontrolling interests	6,394	-
Interest, depreciation & amortization	2,022	510
EBITDA	21,094	27,965
Adjustments to EBITDA:
Adjustments to fee to Processing	-	1,381
Compensation related	-	3,648
Non-recurring travel	-	1,246
Promotion	-	562
Total adjustments to EBITDA	-	6,837
Adjusted EBITDA	21,094	34,802

Adjustment to net income:
Interest, depreciation & amortization	2,022	510
Income taxes	4,892	8,796
Adjusted net income	14,180	25,496

Less net income attributable to noncontrolling interests	6,394	9,728

Adjusted net income attributable to DJSP Enterprises, Inc.	$7,786	$15,768

Adjusted net income per ordinary share:
Basic	$0.73
Diluted	$0.65

Weighted Average number of shares outstanding:
Basic	10,663,866
Diluted	21,659,084

Adjusted EBITDA and adjusted net income are non-GAAP financial measures that have limitations because they do not include all items of income and expense that affect our operations.  These non-GAAP financial measures are not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income, net income per share, cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures.  In addition, it should be noted that companies calculate adjusted EBITDA and adjusted net income differently and, therefore, adjusted EBITDA and adjusted net income as presented for us may not be comparable to the calculations of adjusted EBITDA and adjusted net income reported by other companies.

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Adjusted EBITDA, decreased by $13.7 million, or 39.4%, to $21.1 million in the six month period ended June 30, 2010, as compared to $34.8 million in the same period of 2009. This was driven primarily by an increase in compensation expenses as well as public company expenses. The compensation increase of $6.0 million or 31.3% to $25.1 million on an adjusted basis for the six months ended June 30, 2010 compared to $19.1 million for the same period in 2009 was primarily due to the staffing increases incurred to continue to prepare for the inventory of foreclosures our servicers foresee in the near future. Adjusted net income, decreased by $7.9 million or 50.3%, to $7.8 million in the six months ended June 30, 2010 as compared to $15.7 million in the six months ended June 30, 2009.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect both the reported amounts of assets, liabilities, revenue and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition

Substantially all of the DJS LLC’s and PTA LLC’s revenues are generated from services rendered to the clients of the Law Firm. For DJS LLC and the majority of PTA LLC receivables are generated from the Law Firm for foreclosure and related services, at the time the Law Firm bills its clients. PTA LLC has additional third party clients for which it performs title services which are billed directly to the client. DS LLC has one client which is not the Law Firm for REO liquidation services.

The estimated average file processing time for all foreclosure files, except litigation, ranges from 231 to 278 days as of June 30, 2010. This analysis is reviewed at least annually as the average number of days is subject to change. The fee income for foreclosure processing is recognized utilizing the proportional performance method during the file processing period, which was 240 days for the six months ended June 30, 2010, based on the completion of various processing phases. DJS LLC bills the Law Firm for services performed and recognizes revenue for services performed but not yet billed as unbilled receivables at the end of each reporting period.

Revenue related to types of services other than foreclosure is recognized using the completed performance method. Revenue is recognized once the services are performed and we have no further fulfillment responsibilities related to these services.

The per-file fee negotiated between DJS LLC and the Law Firm is based on negotiations between related parties. The per-file fees or the level of profitability achieved might not be the same if the fees had been negotiated between unrelated entities.

Expense Allocation

During the year ended December 31, 2009 and the period from January 1, 2010 to January 15, 2010, management allocated to us certain expenses of the Law Firm to based on its estimate of expenses we would have incurred on a stand-alone basis; however, these expenses represent our expenses on a stand-alone basis and the allocations may not be fully inclusive of the functions necessary for us to operate on a stand-alone basis. The amount of operating expenses allocated on a direct basis was $1,600,000 for the period from January 1, 2010 through January 15, 2010 and $36,300,000 for the six months ended June 30, 2009. The major expense categories not allocated on a direct basis totaled $1,800,000 for the period from January 1, 2010 through January 15, 2010 and $10,800,000 for the six months ended June 30, 2009. The following is a summary of the major expense categories for the 15 days ended January 15, 2010 and six months ended June 30, 2009, and the methodology used to allocate such expenses:

•
Certain executive officers of the Law Firm are substantially involved with our operations.  Their salaries, bonuses, payroll taxes and related auto, travel, meals, entertainment and professional expenses were allocated to us based on the estimated percentage of time the executive officers spent on our activities.

•
Employee benefits, including health insurance, pension/profit sharing, workers’ compensation, incentives and training, were allocated based on the number of employees specifically assigned to us in relation to the total number of employees of the Law Firm (‘‘the employee ratio method’’).

•	Equipment lease expense was allocated based on the employee ratio method.

•	Certain facilities lease expenses were allocated based on the ratio of our employees utilizing such space, to the total employees of the Law Firm.

•	Depreciation was computed based on the equipment and leasehold improvements we utilized.

•	Advertising, marketing and professional fees were allocated based on the estimated percentages that apply to our business activities.

•	Postage and delivery was allocated based on the employee ratio method.

•	All other general and administrative expenses were allocated based on the employee ratio method.

Income Taxes

Income tax expense reported is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.  Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

The income tax expense for the six months ended June 30, 2010 was $4.9 million or 25.6% of income before income taxes; there were no taxes paid in 2009. Prior to the Transaction, the Law Firm, PTA and DSI were not subject to income taxes under federal or state tax laws.  Instead, the taxable income of these entities was passed through to the owner of the companies and was taxable to the owner on an individual level.  The income taxes during the six months ended June 30, 2010 is comprised of federal and state taxes. The primary difference between our effective tax rate and the statutory federal rate is state income taxes. This difference is partially offset by earnings of our noncontrolling interests, which are not subject to federal income tax. DAL is a nontaxable entity, however, DAL makes the quarterly withholding payments to the IRS on our behalf but we are the taxable entity.  In addition, the six months ended June 30, 2010 tax expense reflects the impact of a deferred tax asset of $0.2 million related to the stock option compensation expense described in Note 14 to these financial statements.

FASB Accounting Standards Codification

 In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance concerning the organization of authoritative guidance under GAAP. This new guidance created the FASB Accounting Standards Codification (“Codification”).  The Codification has become the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification became effective for us in our quarter ended September 30, 2009. As the Codification is not intended to change or alter existing GAAP, it did not have any impact on our consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification became nonauthoritative.

Recently Issued Accounting Pronouncements

For the period ended June 30, 2010 and for the year ended December 31, 2009, we adopted new accounting and reporting guidance related to noncontrolling interests in subsidiaries (previously referred to as minority interests). Among other things, the new guidance clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported within equity in the consolidated financial statements. Accordingly, the noncontrolling interest in DAL Group, LLC is displayed as a component of equity as of and for the period ended June 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 22, 2010	DJSP ENTERPRISES, INC.

	By:	/s/ Kumar Gursahaney
Name: Kumar Gursahaney
Title: EVP and Chief Financial Officer